Exhibit 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six-month periods ended June 30, 2025 and 2024. Unless otherwise specified herein, references to the “Company”, “FG”, “we” or “our” shall include Forafric Global PLC (NASDAQ: AFRI) and its subsidiaries. You should read the following discussion and analysis together with our unaudited interim condensed consolidated financial statements as at June 30, 2025 and for the six-month periods ended June 30, 2025 and 2024, and the accompanying notes thereto, included elsewhere in this report. For additional information relating to our management’s discussion and analysis of the financial condition and results of operations, please see our Annual Report on Form 20-F, which includes the consolidated audited financial statements for the year ended December 31, 2024 filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2025. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and in the Registration Statement, particularly in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

Key Factors Affecting Our Performance

The key factors affecting the performance of our business are described below:

Cost of Raw material. The cost of wheat is almost 90% of total cost in our business. Fluctuation on the price of the wheat has a direct impact on our performance. The cost of wheat depends on weather, supply and demand and strategies of main international producers. The cost of raw material depends also on freight cost and currency exchange rate fluctuations.

Industrial cost. The crushing cost is the second main factor affecting our performance. This cost includes equipment, labor and interest over financing. To perform on our business, we have to maintain this cost below 30 USD per ton produced. To achieve this performance, we have to monitor energy, equipment usage, logistics, human resources and financial cost.

Average selling price. The average selling price is based on the two components:

●	Price of flour/Semolina

●	Price of Bran

Bran is between 20% to 25% of the production of finished products. We have no impact on the price of the bran.

On the price of finished product, we can have a limited impact due to high concurrency on the market.

Key Components of Results of Operations

Net sales, cost of sales and gross profit figures are calculated with the following method:

Net sales: Total consolidated sales;

Cost of sales: includes cost of raw materials, cost of freight, depreciation expense, cost of foreign exchange and cost of improvements used in the production; and

Gross profit: the difference between net sales and cost of goods sold.

The key components of our results of operation are:

Price of raw materials, which is affected by many factors, including global and regional supply, which in turn is impacted by factors such as weather conditions, local planting decisions, crop failure, reduced harvests, governmental policies (including both tariffs and subsidies), and other agricultural conditions, as well as local, regional, and international demand. The price of raw materials decreased during the first six months of 2025 over the same period for 2024.

Cost of freight, which is impacted by shipping availability, international demand, labor shortages, strikes, regional conflicts, inadequate or obsolete port infrastructure and other factors.

Foreign exchange rates, which are continually fluctuating due to the relative economic strengths or governmental policies of different countries.

Human resources productivity, which may be impacted by the training and skills of the available workforce, the nature of tools and facilities in place, financial incentives and other factors over which we do not have any control.

Power consumption and costs, which may be affected by governmental policies, including green energy initiatives and the age and efficiency of existing and newly acquired facilities.

Our Results of Operations depends primarily on the cost of raw materials and on our industrial cost.

In our business, most raw materials are imported from Europe, South America, Black Sea and Canada (for durum). In Morocco, there is production of wheat but the quality is generally not high enough for industrial usage. The variation of the cost of raw materials has a huge impact on our business and can explain the changes in the result of operation form period to period.

Industrial cost is the second main component of our result of operation. The industrial cost includes human resources, cost of equipment, maintenance, power consumption and financial cost as main components.

Results of Operations

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

The following table presents our unaudited interim condensed consolidated results of operations for the six months ended June 30, 2025 and 2024:

Operating Results

	For the Six Months Ended June,
In thousands of USD	2025	2024*	$ Change
Revenues	$87,351	$159,658	$(72,307)
Cost of sales	78,836	142,584	(63,748)
Gross profit	8,515	17,074	(8,559)
Operating expenses:
Selling, general and administrative expenses	11,537	21,056	(9,519)
Total operating expenses	11,537	21,056	(9,519)
Operating (loss) profit from continuing operations	(3,022)	(3,982)	960
Other expense (income):
Interest expense	6,936	6,708	228
Change in fair value of derivatives and contingent consideration	216	287	(71)
Foreign exchange gain	(1,750)	(506)	(1,244)
Total other expense	5,402	6,489	(1,087)
Loss before taxes from continuing operations	(8,424)	(10,471)	2,047
Income tax expense	1,099	1,670	(571)
Loss from continuing operations	(9,523)	(12,141)	2,618
Discontinued operations:
(Loss) profit before taxes from discontinued operations	(808)	119	(927)
Income tax expense (benefit)	21	25	(4)
(Loss) income from discontinued operations	829	94	(923)
Net loss	$(10,352)	$(12,047)	$1,695

*Prior year comparatives for the period ended 2024 are adjusted following the classification of a discontinued operation (see Note 21–Assets and Liabilities Held for Sale and Discontinued Operations in our Condensed Consolidated Financial Statements).

Revenues

For the six-months period ended June 30, 2025, net revenues totaled $87.4 million, decreasing $72.3 million or 45.3% for the same period in 2024. The decrease in revenues when compared period over period is a direct result of a decrease of crushed volume in both soft wheat and durum in Morocco.

Cost of Sales

For the six-months period ended June 30, 2025, cost of sales totaled $78.8 million, decreasing $63.7 million or 44.7% when compared to the same period in 2024. The decrease in cost of sales is a direct result of the decrease in crushed volume.

As a result, gross profits for the six-month period ended June 30, 2025, decreased by $8.6 million or 50.1% when compared to the same period in 2024.

Selling, General and Administrative Expenses

For the six-months period ended June 30, 2025, selling, general and administrative expenses totaled $11.5 million, decreasing $9.5 million or 45.2% when compared to the same period in 2024. The decrease in selling, general and administrative expenses is primarily attributable to the decrease of activity in 2025 in Morocco.

Other Expense (Income)

For the six-months period ended June 30, 2025, other expense totaled $5.4 million, decreasing $1.1 million or 16.8% when compared to the same period in 2024. The decrease is attributable to the change in foreign exchange gain.

Segments

The following table presents revenue and operating income (loss) by segment for the six-months period ended June 30, 2025 and June 30, 2024:

	Six Months Ended June 30,
In thousands of USD	2025	2024*	$ Change
Sales to external customers:
Soft wheat	$75,272	$122,408	$(47,136)
Durum wheat	2,608	20,432	(17,824)
Couscous and pasta	6,951	14,894	(7,943)
All other	2,520	1,924	596
Total	$87,351	$159,658	$(72,307)
Cost of sales
Soft wheat	$(67,835)	$(109,893)	$(42,058)
Durum wheat	(3,038)	(19,189)	(16,151)
Couscous and pasta	(5,728)	(11,640)	(5,912)
All other	(2,235)	(1,862)	373
Total	$(78,836)	$(142,584)	$(63,748)
Gross profit
Soft wheat	$7,437	$12,515	$(5,078)
Durum wheat	(430)	1,243	(1,673)
Couscous and pasta	1,223	3,254	(2,031)
All other	285	62	223
Total	$8,515	$17,074	$(8,559)
Selling, general and administrative expenses
Soft wheat	$(6,048)	$(12,122)	$(6,074)
Durum wheat	(1,266)	(1,792)	(526)
Couscous and pasta	(783)	(2,320)	(1,537)
All other	(3,440)	(4,822)	(1,382)
Total	$(11,537)	$(21,056)	$(9,519)
Direct operating income (loss):
Soft wheat	$1,389	$393	$996
Durum wheat	(1,696)	(549)	(1,147)
Couscous and pasta	440	934	(494)
All other	(3,155)	(4,760)	1,605
Operating loss	$(3,022)	$(3,982)	$960

*Prior year comparatives for the period ended 2024 are adjusted following the classification of a discontinued operation (see Note 21–Assets and Liabilities Held for Sale and Discontinued Operations in our Condensed Consolidated Financial Statements).

For the six-months period ended June 30, 2025 net revenues of soft wheat totaled $75.3 million, decreasing 38.5% from $122.4 million during the comparable period in 2024. The decrease was primarily attributable to a decrease in crushed volume of soft wheat in Morocco.

For the six-months period ended June 30, 2025, net sales of durum wheat totaled $2.6 million, decreasing 87.2% from $20.4 million during the comparable period in 2024. The decrease was primarily attributable to a decrease in volume during this period due to the discontinuation of activity of GSM.

For the six-months period ended June 30, 2025, net sales of couscous and pasta totaled $7.0 million, decreasing 53.3% from $14.9 million during the comparable period in 2024. The decrease was primarily attributable to a decrease in volume.

For the six-months period ended June 30, 2025, cost of sales of soft wheat totaled $67.8 million, decreasing 38.3% from $109.9 million during the comparable period in 2024. The decrease was primarily attributable to a decrease in volume of sales during this period due to lack of raw material.

For the six-months period ended June 30, 2025, cost of sales of durum wheat totaled $3.0 million, decreasing 84.2% from $19.2 million during the comparable period in 2024. The decrease was primarily attributable to a decrease in volume during this period due to the discontinuation of activity of GSM.

For the six-months period ended June 30, 2025, cost of sales of couscous and pasta totaled $5.7 million, decreasing 50.8% from $11.6 million during the comparable period in 2024. The decrease was primarily attributable to a decrease in volume.

For the six-months period ended June 30, 2025, selling, general, and administrative expenses of soft wheat totaled $6.0 million, decreasing 50.1% from $12.1 million during the comparable period in 2024. For the six-months period ended June 30, 2025, selling, general, and administrative expenses of durum wheat totaled $1.3 million, decreasing 29.4% from $1.8 million during the comparable period in 2024. For the six-months period ended June 30, 2025, selling, general, and administrative expenses of couscous and pasta totaled $.8 million, decreasing 66.3% from $2.3 million during the comparable period in 2024. The decrease in selling, general and administrative expenses is primarily attributable to the decrease of activity in 2025 in Morocco.

Liquidity and Capital Resources

In connection with the preparation of the condensed consolidated financial statements for June 30, 2025, management has evaluated the company’s ability to continue as a going concern. Based on current financial conditions, the company has incurred significant operating losses in recent periods, and its cash flow projections indicate that it may not have sufficient liquidity to meet its obligations over the next twelve months.

As of December 31, 2025, management is actively pursuing several potential sources of additional financing, including negotiations with investors and financial institutions, as well as exploring cost-reduction initiatives and the potential sale of non-core assets.

These conditions, among others, raise substantial doubt about the company’s ability to continue as a going concern. The financial statements have been prepared assuming the company will continue as a going concern, but if the company is unable to secure additional financing or otherwise resolve these uncertainties, it may be unable to realize its assets and discharge its liabilities in the normal course of business.

Cash and Cash Equivalents - Cash and cash equivalents were $9.5 million and $12.2 million at June 30, 2025 and December 31, 2024, respectively. Cash balances are managed in accordance with our investment policy, the objectives of which are to preserve the principal value of our cash assets, maintain a high degree of liquidity and deliver competitive returns subject to prevailing market conditions.

Trade accounts receivable, net - Trade accounts receivable, net, were $17.5 million and $18.0 million at June 30, 2025 and December 31, 2024, respectively.

Inventories - Inventories were $20.6 million and $15.2 million at June 30, 2025 and December 31, 2024, respectively.

Critical Accounting Policies and Estimates

As disclosed in Note 2, the significant accounting policies used in preparing the condensed consolidated financial statements were applied on a basis consistent with those reflected in our consolidated financial statements that are included in the annual report on Form 20-F for the year ended December 31, 2024 that was filed with the SEC on April 30, 2025. We believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments.

Revenue Recognition – the Company follows a policy of recognizing revenue at a single point in time when it satisfies its performance obligation by transferring control over a product or service to a customer. The majority of the Company’s contracts with customers have one performance obligation and a contract duration of one year or less. The Company applies the practical expedient in Accounting Standards Codification (“ASC”) paragraph 606-10-50-14 of ASC Topic 606, Revenue from Contracts with Customers and does not disclose information about remaining performance obligations that have original expected durations of one year or less. Trade discounts or volume rebates are recognized as a deduction in revenue. No payment terms beyond one year are granted at contract inception.

Revenue related to the sale of goods and equipment is measured based on consideration specified in a contract with a customer. the Company recognizes revenue from these contracts at a point in time when it satisfies a performance obligation by transferring control of a product to a customer, generally when legal title and risks and rewards transfer to the customer. Sales terms typically provide for transfer of title at the time and point of delivery and acceptance of the product being sold.

Amounts received from customers prior to revenue recognition on a contract are recorded as contract liabilities on the condensed consolidated balance sheets.

Shipping and Handling Costs – Shipping and handling costs related to contracts with customers for the sale of goods are accounted for as a fulfillment activity and are included in cost of sales. Accordingly, amounts billed to customers for such costs are included as a component of revenues.

Taxes Collected from Customers and Remitted to Governmental Authorities – the Company does not include taxes assessed by governmental authorities that are (i) imposed on and concurrent with a specific revenue-producing transaction and (ii) collected from customers, in the measurement of transactions prices or as a component of revenues and cost of sales.

Accounts Receivable and Allowances for Credit Losses – We provide credit terms to customers in-line with industry standards, perform ongoing credit evaluations of our customers, and maintain allowances for potential credit losses based on historical experience recorded. We analyze the aging of customer accounts, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment patterns when evaluating the adequacy of the allowance for credit losses. Customer balances are written off after all collection efforts are exhausted. Estimated product returns, which have not been material, are deducted from sales at the time of shipment.

Other Receivables – Other receivables include government subsidies for the production and sale of flour. The Moroccan government provides a fixed subsidy based on production and customer. Subsidies are paid by the Moroccan government twice a year based on sales of flour for the previous six months. The Company records the flour subsidies as a credit against the related costs that the subsidies were intended to offset in the same periods that the costs were incurred within the condensed consolidated statement of operations.

Income Taxes – The provision for income taxes includes income taxes currently payable in Morocco and local jurisdictions, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using enacted tax rates. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. We account for uncertain tax positions using a “more-likely-than-not” threshold. A tax benefit from an uncertain tax position is recognized if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position, or the statute of limitations concerning such issues lapses.

Foreign Currency Translation and Transactions - The Company’s reporting currency is the US dollar (“USD”). The functional currency of the Company’s operating subsidiaries is generally the same as the corresponding local currency. Assets and liabilities of the operating subsidiaries are translated at the spot rate in effect at the applicable reporting date. Revenues and expenses of the operating subsidiaries are translated at the average exchange rates in effect during the applicable period. The resulting foreign currency translation adjustment is recorded as Accumulated other comprehensive loss, which is reflected as a separate component of Stockholders’ equity. The functional currency is translated into U.S. dollars for balance sheet accounts using currency exchange rates in effect as of the balance sheet date, and for revenue and expense accounts using a weighted-average exchange rate during the fiscal year. The transactions in foreign currency (that is a different currency than the functional currency of the entity) are converted at the exchange rate prevailing to the date of the transaction. The assets and liabilities denominated in foreign currencies are evaluated in the current period on the date of the closing or at the opening rate, when applicable. The translation adjustments are deferred as a separate component of equity in “Accumulated other comprehensive income”. Gains or losses resulting from transactions denominated in foreign currencies and intercompany debt that is not of a long-term investment nature are included in (Gain) loss on foreign currency exchange in the condensed consolidated statements of operations and comprehensive loss.

Foreign currency forward contracts –The Company is exposed to foreign currency exchange rate fluctuations in the normal course of its business, which the Company at times manages through the use of foreign currency forward contracts. The Company has entered into foreign currency forward contracts and accounts for these instruments in accordance with ASC Topic 815, “Derivatives and Hedging,” which establishes accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet as either an asset or liability measured at fair value. The Company’s foreign currency contracts are not designated as hedging instruments under ASC 815; accordingly, changes in the fair value are recorded in current period earnings.

Share-Based Compensation - Share-based awards principally comprise of stock options and cash-settled stock options, referred to as “phantom options”. Share-based awards are generally issued to certain senior management personnel. Share-based compensation cost (other than phantom options) is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period, which is the vesting period, on a straight-line basis. Our phantom options are accounted for as liability awards and are re-measured at fair value each reporting period with compensation expense being recognized over the requisite service period.

The Company uses the Black-Scholes option pricing model to determine the grant date fair value of its stock options and phantom options, respectively, as well as the fair value at each reporting period for liability classified awards. This model requires the Company to estimate the expected volatility and the expected term of the stock options, which are highly complex and subjective variables. The Company uses an expected volatility of its stock price during the expected life of the options that is based on the historical performance of the Company’s stock price as well as including an estimate using similar companies. The expected term is computed using the simplified method as the Company’s best estimate given its lack of actual exercise history. The Company has selected a risk-free rate based on the implied yield available on U.S. Treasury securities with a maturity equivalent to the expected exercise term of the stock option. The inputs to the valuation of phantom options are observable in the market, and as such are classified as Level 2 in the fair value hierarchy. The Company accounts for forfeitures of share-based awards as the occur.

Inventories - Inventories are stated at the lower of cost or net realizable value. the Company’s inventory is valued using the weighted average cost method. The costs of finished goods inventories include raw materials, labor, and overhead costs.

Property, Plant, and Equipment - Property, plant, and equipment are stated at acquisition cost, plus capitalized interest on borrowings during the actual construction period of major capital projects. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets as follows:

Assets	Useful Lives
Buildings	39 years

Machinery and equipment (technical installations)	30-50 years

Other assets	5-30 years

Building improvements are depreciated over the shorter of the estimated useful life of the assets or the remaining useful life. Leasehold improvements are amortized over the shorter of their useful life or remaining lease term. Expenditures for repairs and maintenance, which do not improve or extend the life of the assets, are expensed as incurred.

We perform impairment tests when circumstances indicate that the carrying value of an asset may not be recoverable. Indicators of impairment include deteriorations in operating cash flows, the anticipated sale or disposal of an asset group, and other significant changes in business conditions. Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company’s assessment of recoverability of property, plant and equipment is performed on a reporting unit level. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of such asset to its estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of such asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value, less estimated costs to sell.

Goodwill and Other Intangible Assets - Identifiable intangible assets with finite lives are amortized over their estimated useful lives as follows:

Assets	Useful Lives
Trademarks	Indefinite

Customer relationships	20 years

Patents and licenses	5-10 years

Computer software	5-10 years

Other intangible assets	3-10 years

Recognized intangible assets, exclusive of goodwill, are amortized over the useful lives of the assets unless that life is determined to be indefinite. All of our intangible assets, exclusive of goodwill, are finite lived. All amortization expense related to intangible assets is recorded in selling, general, and administrative expense in the condensed consolidated statements of operations. Intangible assets with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value, which is generally based on discounted future cash flows.

Goodwill and other indefinite-lived intangible assets are evaluated for impairment annually, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our annual impairment evaluation is conducted during our fiscal fourth quarter.

In accordance with the accounting standards, an entity has the option first to assess qualitative factors to determine whether events and circumstances indicate that it is more likely than not that goodwill or an indefinite-lived intangible asset is impaired. If after such assessment an entity concludes that the asset is not impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the asset using a quantitative impairment test, and if impaired, the associated assets must be written down to fair value.

The quantitative impairment test for goodwill compares the fair value of a reporting unit with the carrying value of its net assets, including goodwill. If the fair value of the reporting unit is less than the carrying value of the reporting unit, an impairment charge would be recorded to the Company’s operations, for the amount in which the carrying amount exceeds the reporting unit’s fair value. We determine fair values for each reporting unit using the market approach, when available and appropriate, the income approach, or a combination of both. The income approach involves forecasting projected financial information (such as revenue growth rates, profit margins, tax rates, and capital expenditures) and selecting a discount rate that reflects the risk inherent in estimated future cash flows. Under the market approach, the fair value is based on observed market data. If multiple valuation methodologies are used, the results are weighted appropriately.

Recent Accounting Pronouncements

Other than as described below, no new accounting pronouncement issued or effective during the six months ended June 30, 2025 has had or is expected to have a material impact on the condensed consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, requiring public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2024. See Note 19, Segment Information in the accompanying notes to the consolidated financial statements for further detail.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which enhances the transparency and decision usefulness of income tax disclosures by requiring; (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. For public business entities, the standard is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is determining the impact of the ASU 2023-09 on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.